

ADVANTAGE

ENERGY INCOME FUND

Petro-Canada Centre, West Tower
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7

T: 403.261-8810 F: 403.262.0723
www.advantageincome.com


03032852

October 21, 2003

VIA FEDEX

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

SUPPL


SEC MAIL PROCESSING
RECEIVED
OCT 22 2003
WASH, D.C.
187

Re: File No. 82-34742

Ladies and Gentlemen:

As a foreign private issuer, we are furnishing you, in accordance with Rule 12g3-2(b)(iii), with the following information that we have made public, filed or furnished to our security holders in Canada:

October 21 – Cash Distribution Announcement

Kindly acknowledge receipt of this letter and the enclosure[s] by stamping the enclosed extra copy of this letter and returning it to us in the envelope which is also enclosed.

Sincerely,

PROCESSED
OCT 29 2003
THOMSON
FINANCIAL

Sandra Ronney
Investor Communications Coordinator
Advantage Energy Income Fund

10/24

ADVANTAGE
ENERGY INCOME FUND

Petro-Canada Centre, West Tower
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7

T: 403.261-8810 F: 403.262.0723
www.advantageincome.com

October 21, 2003

VIA FEDEX


SEC MAIL PROCESSING
RECEIVED
OCT 22 2003
WASH., D.C.
187

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: File No. 82-34742

Ladies and Gentlemen:

As a foreign private issuer, we are furnishing you, in accordance with Rule 12g3-2(b)(iii), with the following information that we have made public, filed or furnished to our security holders in Canada:

October 21 – Cash Distribution Announcement

Kindly acknowledge receipt of this letter and the enclosure[s] by stamping the enclosed extra copy of this letter and returning it to us in the envelope which is also enclosed.

Sincerely,

Sandra Ronney
Investor Communications Coordinator
Advantage Energy Income Fund



ADVANTAGE

ENERGY INCOME FUND

Advantage Energy Income Fund – News Release


RECEIVED
OCT 22 2003
187

October 21, 2003

Advantage Announces Monthly Distribution of $0.23 per Unit

(TSX: AVN.UN)

Advantage Energy Income Fund ("Advantage" or "the Fund") is pleased to announce that the cash distribution for the month of October will be $0.23 per Unit which is consistent with the previous monthly distribution rate. The current monthly distribution represents an annualized yield of 16.6% based on the October 20, 2003 closing price of $16.62 per Unit.

The distribution will be payable on November 17, 2003 to Unitholders of record at the close of business on October 31, 2003. The ex-distribution date is October 29, 2003. The cash distribution is based on 31.3 million Units currently outstanding.

For further information contact:

Mr. Gary F. Bourgeois, VP Corporate Development
Phone: (416) 945-6636
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
3100, 150 - 6th Avenue SW
Calgary, AlbertaT2P 3Y7
Phone: (403) 261-8810
Fax: (403) 262-0723
Web Site: www.advantageincome.com
E-mail: advantage@advantageincome.com